APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

	811 Crepes LLC		
	Balance Sheet - unaudited		
	For the period ended May 31st, 2021		
	Current Period		
	5/31/2021		
ASSETS			
Current Assets:			
Cash	$ -		
Petty Cash	-		
Accounts Receivables	-		
Inventory	-		
Prepaid Expenses	-		
Employee Advances	-		
Temporary Investments	-		
Total Current Assets	-		
Fixed Assets:			
Land	-		
Buildings	-		
Furniture and Equipment	-		
Computer Equipment	-		
Vehicles	-		
Less: Accumulated Depreciation	-		
Total Fixed Assets	-		
Other Assets:			
Trademarks	-		
Patents	-		
Security Deposits	-		
Other Assets	-		
Total Other Assets	-		
TOTAL ASSETS	$ -		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		

Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	$ -		
Balance Sheet Check	-		

I, Jibran Ijlal Akhtar, certify that:

1. The financial statements of 811 CREPES LLC included in this Form are true and complete in all material respects; and
2. The tax return information of 811 CREPES LLC has not been included in this Form as 811 CREPES LLC was formed on 05/17/2021 and has not filed a tax return to date.

Signature   *Jibran Ijlal Akhtar*

Name: Jibran Ijlal Akhtar

Title: Mr.